Exhibit 99.1

Alibaba Group Announces March Quarter and Full Fiscal Year 2019 Results

Hangzhou, China, May 15, 2019 — Alibaba Group Holding Limited (NYSE: BABA) today announced its financial results for the quarter and fiscal year ended March 31, 2019.

“More and more, Alibaba is becoming synonymous with everyday consumption in China, growing our base to 654 million annual active consumers and extending our penetration in less-developed cities,” said Daniel Zhang, Chief Executive Officer of Alibaba Group. “Our cloud and data technology and tremendous traction in New Retail have enabled us to continuously transform the way businesses operate in China and other emerging markets, which will contribute to our long-term growth.”

“We delivered another strong quarter and excellent fiscal year, led by fiscal year revenue growth of 51% as well as robust user growth and engagement across our ecosystem.  Excluding the effects of consolidating acquired businesses, revenue would have increased by 39% year-over-year,” said Maggie Wu, Chief Financial Officer of Alibaba Group. “Over the years, our steady profit growth and cash flow have enabled us to strengthen our core business, invest in new businesses and create unique value for our customers. These investments have expanded our total addressable market and positioned us well for long-term growth. Looking ahead to fiscal 2020, we expect revenue to be over RMB500 billion, reflecting our confidence and positive momentum going forward.”

BUSINESS HIGHLIGHTS

In the quarter ended March 31, 2019:

•                  Revenue was RMB93,498 million (US$13,932 million), an increase of 51% year-over-year.

•                  Annual active consumers on our China retail marketplaces reached 654 million, an increase of 18 million from the 12-month period ended December 31, 2018.

•                  Mobile MAUs on our China retail marketplaces reached 721 million in March 2019, an increase of 22 million over December 2018.

•                  Income from operations was RMB8,765 million (US$1,306 million), a decrease of 5% year-over-year mainly due to our US$250 million settlement of a U.S. federal class action lawsuit.  Adjusted EBITDA increased 29% year-over-year to RMB25,166 million (US$3,750 million).

•                  Adjusted EBITA for core commerce was RMB27,484 million (US$4,095 million), an increase of 24% year-over-year.  Our marketplace-based core commerce adjusted EBITA (see definition at the end of this results announcement), a non-GAAP measurement, increased 38% year-over-year to RMB34,688 million (US$5,169 million).

•                  Net income attributable to ordinary shareholders was RMB25,830 million (US$3,849 million), and net income was RMB23,379 million (US$3,484 million).  Non-GAAP net income was RMB20,056 million (US$2,988 million), an increase of 42% year-over-year.

•                  Diluted EPS was RMB9.84 (US$1.47) and non-GAAP diluted EPS was RMB8.57 (US$1.28), an increase of 50% year-over-year.

•                  Net cash provided by operating activities was RMB18,553 million (US$2,764 million) and non-GAAP free cash flow was RMB10,714 million (US$1,596 million).

In the fiscal year ended March 31, 2019:

•                  Revenue was RMB376,844 million (US$56,152 million), an increase of 51% year-over-year.  Excluding the effects of consolidating acquired businesses, revenue would have increased by 39% year-over-year.

•                  Annual active consumers on our China retail marketplaces reached 654 million, an increase of 102 million from the 12-month period ended March 31, 2018.

•                  Mobile MAUs on our China retail marketplaces reached 721 million in March 2019, an increase of 104 million over March 2018.

•                  GMV transacted on our China retail marketplaces was RMB5,727 billion (US$853 billion) for fiscal year 2019, representing a year-over-year growth rate of 19%.  Excluding unpaid orders, total physical goods GMV from our China retail marketplaces grew 25% year-over-year, Tmall physical goods GMV increased 31% year-over-year and Taobao physical goods GMV increased 19% year-over-year.

•                  Income from operations was RMB57,084 million (US$8,506 million) and adjusted EBITDA increased 15% year-over-year to RMB121,943 million (US$18,170 million);

•                  Adjusted EBITA for core commerce was RMB136,167 million (US$20,290 million), an increase of 19% year-over-year.  Our marketplace-based core commerce adjusted EBITA, a non-GAAP measurement, increased 31% year-over-year to RMB161,589 million (US$24,078 million).

•                  Net income attributable to ordinary shareholders was RMB87,600 million (US$13,053 million) and net income was RMB80,234 million (US$11,955 million).  Non-GAAP net income was RMB93,407 million (US$13,918 million), an increase of 12% year-over-year.

•                  Diluted EPS was RMB33.38 (US$4.97) and non-GAAP diluted EPS was RMB38.40 (US$5.72), an increase of 17% year-over-year.

•                  Net cash provided by operating activities was RMB150,975 million (US$22,496 million) and non-GAAP free cash flow was RMB104,478 million (US$15,568 million).

BUSINESS AND STRATEGIC UPDATES

Core Commerce

Our Core Commerce segment delivered robust revenue growth of 51% year-over-year in fiscal year 2019. The strong performance of the Core Commerce segment was primarily driven by:

•                  effective user acquisition and penetration into less developed cities;

•                  solid revenue growth of China retail marketplaces reflecting higher user engagement driving improving click-through rate and better purchase conversion; and

•                  expansion of our total addressable market by investing in local consumer services and New Retail businesses that captured additional consumer wallet share and improved user loyalty.

China Retail — Solid increase in annual active users catalyzes GMV growth; improved merchant sentiment in allocating marketing spend.

In March 2019, our China retail marketplaces had 721 million mobile MAUs, representing an annual and quarterly net increase of 104 million and 22 million, respectively.  Annual active consumers on our China retail marketplaces was 654 million for the 12 months ended March 31, 2019, representing an annual and quarterly net increase of 102 million and 18 million, respectively. This robust growth reflects successful user acquisition programs, such as referrals through the Alipay app, and has been a leading indicator of increased consumption activities on our platforms. In fiscal year 2019, more than 70% of the increase in annual active consumers was from less developed cities.

During fiscal year 2019, our China retail marketplaces recorded total GMV of RMB5,727 billion (US$853 billion), up 19% year-over-year, primarily driven by an increase in the number of annual active consumers, putting us on track to achieve our US$1 trillion total GMV target by fiscal year end 2020.  Total physical goods GMV from our China retail marketplaces, excluding unpaid orders, exhibited strong growth of 25% year-over-year in fiscal year 2019.  Tmall physical goods GMV, excluding unpaid orders, grew 31% year-over-year, which continued to exceed the sector average. Taobao physical goods GMV, excluding unpaid orders, delivered healthy and accelerated growth of 19% in fiscal year 2019.

The number of paying merchants that generate customer management revenue increased during the quarter, which we believe reflects improved merchant confidence in allocating marketing spend.  We are making progress on the monetization of recommendation feeds and enhancing recommendation algorithms.  During the quarter, we allocated more traffic for testing of recommendation monetization, which generated incremental customer management revenue in a quarter with seasonally lower revenue.

Taobao — fast growing consumer community and new shopping experience. Taobao is a fast growing consumer community that continues to redefine the shopping experience through content innovation and intelligent personalized recommendations.  We are improving the user experience and adding greater value to merchants with our proprietary consumption knowledge graph.

In fiscal year 2019, we successfully launched a new Taobao app interface, which delivers a customized shopping experience by segmenting users based on behavior data and providing them with more recommendations to enhance product and content discovery.  The new interface also includes Taobao’s innovative content, such as curated posts, short-form videos and live-broadcast events. These initiatives drove strong growth in user engagement, purchase conversion and annual active consumers.

Tmall — the leading consumer engagement and distribution platform for brands in China.  Tmall continues to gain wallet share and grow faster than the sector average. The growth of physical goods GMV, excluding unpaid orders, accelerated to 33% year-over-year in the quarter ended March 31, 2019, compared to the year-on-year growth rate of 29% in the previous quarter.  This robust growth was driven primarily by strong performance of fast-moving consumer goods (FMCG), apparel, electronics and home furnishing categories during the March quarter.

In fiscal year 2019, Tmall extended its leadership position as the consumer engagement and distribution platform of choice for brands in China. We have had great success in identifying new consumption trends in China that drove robust sub-category growth within consumer electronics and personal care product categories.  To help brands build awareness of new products with our large base of annual active consumers, we developed a suite of product-launch marketing solutions, including tools that assist brands to measure the effectiveness of new product-launch campaigns along the full consumer journey, from discovery to purchase.

As an example of Tmall’s powerful capabilities to enable brands to build their business in China, Alexander McQueen and Mulberry launched flagship stores on Tmall and joined the premium Luxury Pavilion channel during this quarter. As of March 31, 2019, our Tmall Luxury Pavilion had more than 100 luxury brands, all of which have also opened Tmall flagship stores.

New Retail — digital transformation of brick-and-mortar retailing.  Through our New Retail strategy, we are at the forefront of transforming the retail industry by digitizing all aspects of store-based operations.  We enable traditional retailers to deliver an unrivalled consumer experience and achieve operating efficiency through our consumer insight technology, on-demand delivery, inventory tracking, supply chain management and mobile payments.

In fiscal year 2019, Alibaba Group and Starbucks Coffee Company jointly announced a comprehensive strategic New Retail partnership to enable a seamless Starbucks Experience and enhance the way customers enjoy their food and beverages. By the end of April 2019, we had enabled on-demand delivery of Starbucks offerings in more than 2,100 stores across 35 cities throughout China. We have also helped accelerate membership acquisition for its new Starbucks Reward program through the Alipay and Taobao apps.

At the end of March 2019, we had digitized about 470 Sun Art stores with our New Retail know-how and proprietary technology.  The transformation enables these stores to accelerate the integration of their various retail systems, while allowing consumers to place orders through the Taobao app and secure delivery through our on-demand delivery platform operated by Ele.me.

Our self-owned-and-operated grocery retail chain Freshippo (known as “Hema” in Chinese) continues to achieve robust same-store sales growth, expand its footprint, optimize its stores and introduce new initiatives to improve customer experience. As of March 31, 2019, we had 135 self-operated Freshippo stores in China, primarily located in tier one and tier two cities.

Local consumer services — ecosystem synergy and focus on market share gains in less developed cities. In fiscal year 2019, we acquired the on-demand food delivery platform Ele.me and integrated it with restaurant and local service guide platform Koubei to create a business which revenues are reported under “local consumer services” within the core commerce segment.  Our strategy for the local consumer services business is to leverage the 654 million annual active consumers on our China retail marketplaces and our data technology to expand our offerings from shopping to services, further tapping into new addressable markets for consumption in China.

We are focused on gaining market share by integrating the local consumer services business with the Alibaba ecosystem and penetrating into less developed cities.  For example, the local consumer services business has acquired users and increased orders by leveraging the Alipay and Taobao apps, which have more than 600 million MAUs each and have gained a significant number of users in less developed cities in recent quarters.  Approximately 30% of Ele.me platform’s total orders are generated through these two mobile apps.

Cainiao Network and logistics investments — achieving progress in last-mile solutions as well as international and cross-border fulfillment.  During the 2019 fiscal year, Cainiao Network focused on delivering a comprehensive last-mile solution to consumers through both organic growth and strategic investments.  In urban areas, Cainiao Network has developed neighborhood delivery solutions with a combination of community and campus stations and residential self-pickup lockers, which we call Cainiao Post.  These solutions have become an important complement to the last-mile delivery network of Cainiao’s express delivery partners.  In March 2019, these Cainiao Post stations handled over 10% of total daily packages generated by our China retail marketplaces. In addition, during the fiscal year, we enhanced our relationship with the express delivery industry through our investments in ZTO Express and STO Express, two of the major express delivery companies in China.

In international logistics, Cainiao Network and the logistics arm of Lazada have developed a strong and growing network of assets and partners to support our international commerce retail businesses (AliExpress and Lazada). In March 2019, our proprietary fulfillment and logistics solutions served over 75% of AliExpress packages and about 80% of Lazada packages were delivered out of its own sortation centers.  From a China import standpoint, Cainiao Network is focused on developing cross-border fulfillment solutions for Tmall Global, utilizing a combination of bonded warehouses in China and direct shipping from foreign countries. In March 2019, these cross-border fulfillment solutions served over 90% of all Tmall Global packages.

International — building foundation for long-term growth.  Our cross-border and international retail businesses continue to show promising growth.  In the twelve months ended March 31, 2019, Lazada and AliExpress had a total of more than 120 million annual active consumers.

In fiscal year 2019, we strengthened Lazada’s third party marketplace business, management team and technology infrastructure. At the same time, Lazada reduced its exposure to direct product sales of low-margin categories, such as electronics, as we believe this strategy will better position Lazada for sustainable, scalable and less capital-intensive long-term growth.  Lazada will continue to invest in logistics infrastructure in order to improve user experience and reduce delivery cost, as factors such as delivery speed and convenience have become key competitive advantages in the Southeast Asian market.

To address increasing Chinese consumer demand for international products and brands, Tmall Global serves as the premier platform that helps overseas brands and merchants reach Chinese consumers directly, build brand awareness and gain valuable consumer insight that inform their overall China strategy.  Some of the brands and merchants that have a presence on Tmall Global are well established names, such as nutritional products from Chemists Warehouse and Blackmores, baby products from Pampers, accessories from Emporio Armani and nuts from Kirkland.  Tmall Global was the number one e-commerce import platform in China based on transaction value in calendar year 2018, according to Analysys.

Cloud Computing

Cloud computing revenue grew 76% year-over-year to RMB7,726 million (US$1,151 million) during the March 2019 quarter, primarily driven by an increase in average spending per customer.  We are seeing significant traction and diversification of customers and revenue. In fiscal year 2019, Alibaba Cloud served more than half of the A-share listed companies in China. We will continue to invest to further expand our market share by developing value-added products and features.

During the March 2019 quarter, Alibaba Cloud launched major products in the areas of graph database, anti-bot protection, blockchain-as-a-service and real time communications.  We continue to use our scale to lower the pricing of products and services in the areas of content delivery network, security, database and network infrastructure so that we are able to pass on cost savings to our customers.

According to Gartner (April 2019), Alibaba Cloud is the largest cloud computing service provider in Asia Pacific, as measured by market share for IaaS (Infrastructure as a Service) and IUS (Infrastructure Utility Service).

Digital Media and Entertainment

Digital Media and Entertainment is a key piece of our Live@Alibaba vision and an extension of our strategy to capture consumption beyond our core commerce businesses. In fiscal year 2019, we emphasized developing our original content production capabilities in order to attain greater control over content quality, format and scheduling.  We will continue to execute this strategy as we believe original content will drive paying subscriber and advertising revenue growth. Youku’s daily average subscriber base continues to grow at a healthy rate, increasing about 88% and 50% year-over-year during fiscal year 2019 and March 2019 quarter, respectively.

In March 2019, we increased our shareholding in Alibaba Pictures to 51% and aligned the management of Digital Media and Entertainment and Alibaba Pictures. Alibaba Pictures is principally engaged in the production, promotion and distribution of theatrical entertainment, serving consumers, studios, and cinema operators.  Alibaba Pictures was involved in the production, promotion and distribution of highly popular films, including Chinese box-office hit The Wandering Earth, which to-date is the second highest grossing domestic film in China, and the Oscar-winning movie Green Book.  We believe the alignment of management and content strategy between Alibaba Pictures and our Digital Media and Entertainment businesses will support and enhance our original content strategy in the future.

Innovation Initiatives & Technology Development

Amap app is the largest provider of mobile digital map, navigation and real-time traffic information in China by daily active users.  Amap also operates a leading open digital maps platform that powers many major mobile apps in different industries, such as food delivery, ride service, taxi-hailing and social networking.

Tmall Genie, our AI-powered smart speaker, connects consumers with interactive services offered by participants in our digital economy.  Since Tmall Genie’s official launch in August 2017, more than 10 million units have been activated.

Cash Flow from Operating Activities and Free Cash Flow

In the quarter ended March 31, 2019, net cash provided by operating activities was RMB18,553 million (US$2,764 million), an increase of 29% compared to RMB14,383 million in the same quarter of 2018.  Free cash flow, a non-GAAP measurement of liquidity, in the quarter ended March 31, 2019 increased by 22% to RMB10,714 million (US$1,596 million), from RMB8,767 million in the same quarter of 2018.

In the fiscal year ended March 31, 2019, net cash provided by operating activities was RMB150,975 million (US$22,496 million), an increase of 20% compared to RMB125,805 million in the fiscal year 2018. Free cash flow, a non-GAAP measurement of liquidity, in fiscal year 2019 increased by 4% to RMB104,478 million (US$15,568 million), from RMB99,996 million in fiscal year 2018, primarily due to an increase in capital expenditures (excluding acquisition of land use rights and construction in progress relating to office campus) by RMB16,735 million and an increase in acquisition of licensed copyrights and other intangible assets by RMB3,953 million.

A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Share Repurchase

In September 2018, we announced an ADS repurchase plan to implement the previously announced US$6 billion share repurchase program.  As of the end of March 2019, we had repurchased approximately 10.9 million of our ADSs for a total of approximately US$1.57 billion.

Guidance

Looking ahead, we are confident about our value proposition to consumers and merchants, and we will focus on solid execution to build our businesses.  In fiscal year 2020, we expect to generate over RMB500 billion in revenue.

KEY OPERATIONAL METRICS*

	March 31,	December 31,	March 31,	Net adds
	2018	2018	2019	YoY	QoQ

China Commerce Retail:
Annual active consumers(1) (in millions)	552	636	654	102	18
Mobile monthly active users (MAUs)(2) (in millions)	617	699	721	104	22

*                 For definitions of terms used but not defined in this results announcement, please refer to our annual report on Form 20-F for the fiscal year ended March 31, 2018.

(1)         For the twelve months ended on the respective dates.

(2)         For the month ended on the respective dates.

MARCH QUARTER SUMMARY FINANCIAL RESULTS

	Three months ended March 31,
	2018	2019
	RMB	RMB	US$(1)	YoY % Change
	(in millions, except percentages and per share amounts)

Revenue	61,932	93,498	13,932	51%

Income from operations	9,221	8,765	1,306	(5	)%(3)
Operating margin	15%	9%
Adjusted EBITDA(2)	19,454	25,166	3,750	29%
Adjusted EBITDA margin(2)	31%	27%
Adjusted EBITA(2)	16,805	20,757	3,093	24%
Adjusted EBITA margin(2)	27%	22%

Net income	6,641	23,379	3,484	252	%(4)
Net income attributable to ordinary shareholders	7,561	25,830	3,849	242	%(4)
Non-GAAP net income(2)	14,099	20,056	2,988	42%

Diluted earnings per share/ADS (EPS)	2.88	9.84	1.47	242%
Non-GAAP diluted EPS(2)	5.73	8.57	1.28	50%

(1)         This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB6.7112 to US$1.00, the exchange rate on March 29, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board. The percentages stated in this announcement are calculated based on the RMB amounts.

(2)         See the sections entitled “Information about Segments,” “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(3)         The year-over-year decrease was primarily due to our US$250 million settlement of a U.S. federal class action lawsuit.  Excluding this impact, our income from operations would have increased by 13%.

(4)         Includes revaluation gains of investments and businesses, as discussed in detail in “Interest and investment income, net” below.

MARCH QUARTER INFORMATION BY SEGMENTS

The table below sets forth selected financial information of our operating segments for the periods indicated:

	Three months ended March 31, 2019
	Core commerce		Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB		RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	78,894		7,726	5,671	1,207	—	93,498	13,932

Income (loss) from operations	21,632		(1,036)	(3,854)	(3,270)	(4,707)	8,765	1,306
Add: Share-based compensation expense	3,054		869	691	1,318	1,178	7,110	1,060
Add: Amortization of intangible assets	2,798		3	335	20	47	3,203	477
Add: Settlement of U.S. federal class action lawsuit	—		—	—	—	1,679	1,679	250

Adjusted EBITA	27,484	(2)	(164)	(2,828)	(1,932)	(1,803)	20,757	3,093
Adjusted EBITA margin	35%		(2)%	(50)%	(160)%		22%

	Three months ended March 31, 2018
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	51,287	4,385	5,272	988	—	61,932

Income (loss) from operations	18,660	(1,063)	(3,541)	(2,019)	(2,816)	9,221
Add: Share-based compensation expense	2,693	707	536	1,153	1,166	6,255
Add: Amortization of intangible assets	833	3	410	6	77	1,329

Adjusted EBITA	22,186	(353)	(2,595)	(860)	(1,573)	16,805
Adjusted EBITA margin	43%	(8)%	(49)%	(87)%		27%

(1)         Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

(2)         Marketplace-based core commerce adjusted EBITA increased 38% year-over-year to RMB34,688 million (US$5,169 million).

MARCH QUARTER OPERATIONAL AND FINANCIAL RESULTS

Revenue

Revenue for the quarter ended March 31, 2019 was RMB93,498 million (US$13,932 million), an increase of 51% compared to RMB61,932 million in the same quarter of 2018.  The increase was mainly driven by the robust revenue growth of our China commerce retail business, the consolidation of Ele.me, as well as strong revenue growth of Alibaba Cloud.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Three months ended March 31,
	2018		2019
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change
	(in millions, except percentages)
Core commerce:
China commerce retail
- Customer management	22,993	37%	30,119	4,488	32%	31%
- Commission	11,367	18%	14,790	2,204	16%	30%
- Others	5,825	10%	13,532	2,016	15%	132%
	40,185	65%	58,441	8,708	63%	45%
China commerce wholesale	1,883	3%	2,547	380	3%	35%
International commerce retail	3,967	6%	4,944	737	5%	25%
International commerce wholesale	1,699	3%	2,133	318	2%	26%
Cainiao logistics services	2,852	5%	3,861	575	4%	35%
Local consumer services	—	—	5,266	785	5%	N/A
Others	701	1%	1,702	253	2%	143%
Total core commerce	51,287	83%	78,894	11,756	84%	54%

Cloud computing	4,385	7%	7,726	1,151	8%	76%
Digital media and entertainment	5,272	8%	5,671	845	6%	8%
Innovation initiatives and others	988	2%	1,207	180	2%	22%
Total	61,932	100%	93,498	13,932	100%	51%

Core commerce

•                  China commerce retail business

Revenue — Revenue from our China commerce retail business in the quarter ended March 31, 2019 was RMB58,441 million (US$8,708 million), an increase of 45% compared to RMB40,185 million in the same quarter of 2018. Revenue from our China retail marketplaces continued to see strong growth. Combined customer management and commission revenues grew 31% year-over-year, which represents an increase of 31% in customer management revenue and an increase of 30% in commission revenue.  The growth of customer management revenue was primarily the result of increases in the volume of paid clicks.  The growth of commission revenue was primarily due to the strong 33% year-over-year growth of Tmall physical goods GMV (excluding unpaid orders).  “Others” revenue was RMB13,532 million (US$2,016 million), a significant increase compared to RMB5,825 million in the same quarter of 2018, primarily driven by contributions from direct sale businesses, including Tmall Direct Import and Freshippo.

•                  China commerce wholesale business

Revenue from our China commerce wholesale business in the quarter ended March 31, 2019 was RMB2,547 million (US$380 million), an increase of 35% compared to RMB1,883 million in the same quarter of 2018. The increase was primarily due to an increase in the average revenue from paying members on 1688.com, our domestic wholesale marketplace.

•                  International commerce retail business

Revenue from our international commerce retail business in the quarter ended March 31, 2019 was RMB4,944 million (US$737 million), an increase of 25% compared to RMB3,967 million in the same quarter of 2018.  The increase was primarily due to our consolidation of Trendyol, Turkey’s leading e-commerce platform, and to a lesser extent an increase in revenue from AliExpress.  Lazada’s revenue decreased by 4% in the quarter ended March 31, 2019 primarily due to a decrease in revenue generated from its direct sales business (where revenue is recorded on a gross basis including the cost of inventory).  Last quarter, Lazada strengthened its core marketplace businesses and reduced exposure to direct sales in select merchandise categories.  This business model shift continued to drive third-party marketplace GMV growth, although direct sales revenue declined during the same period.

•                  International commerce wholesale business

Revenue from our international commerce wholesale business in the quarter ended March 31, 2019 was RMB2,133 million (US$318 million), an increase of 26% compared to RMB1,699 million in the same quarter of 2018.  The increase was primarily due to increases in the average revenue from paying members and the number of paying members on Alibaba.com, our global wholesale marketplace.

•                  Cainiao logistics services

Revenue from Cainiao logistics services, which represents revenue from the domestic and international one-stop-shop logistics services and supply chain management solutions provided by Cainiao Network, after elimination of inter-company transactions, was RMB3,861 million (US$575 million), an increase of 35% compared to RMB2,852 million in the same quarter of 2018.

•                  Local consumer services

Revenue from local consumer services, which primarily represents revenues from platform commissions, provision of food delivery services and other services provided by our on-demand food delivery platform Ele.me, was RMB5,266 million (US$785 million).  We started to consolidate Ele.me in May 2018 and Koubei in December 2018.

Cloud computing

Revenue from our cloud computing business in the quarter ended March 31, 2019 was RMB7,726 million (US$1,151 million), an increase of 76% compared to RMB4,385 million in the same quarter of 2018, primarily driven by an increase in average spending per customer.

Digital media and entertainment

Revenue from our digital media and entertainment business in the quarter ended March 31, 2019 was RMB5,671 million (US$845 million), an increase of 8% compared to RMB5,272 million in the same quarter of 2018.  The increase was primarily due to an increase in revenue from mobile value-added services provided by UCWeb, such as mobile search and game publishing.

Innovation initiatives and others

Revenue from innovation initiatives and others in the quarter ended March 31, 2019 was RMB1,207 million (US$180 million), an increase of 22% compared to RMB988 million in the same quarter of 2018.  The increase was mainly due to an increase in revenue from Tmall Genie and Amap.

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense and costs and expenses excluding share-based compensation expense by function for the periods indicated.

	Three months ended March 31,					% of
	2018		2019			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change
	(in millions, except percentages)
Costs and expenses:
Cost of revenue	32,504	53%	55,610	8,286	60%	7%
Product development expenses	6,686	11%	8,659	1,290	10%	(1)%
Sales and marketing expenses	7,641	12%	9,649	1,439	10%	(2)%
General and administrative expenses	4,551	7%	7,612	1,134	8%	1%
Amortization of intangible assets	1,329	2%	3,203	477	3%	1%
Total costs and expenses	52,711	85%	84,733	12,626	91%	6%

Share-based compensation expense by function:
Cost of revenue	1,680	3%	1,951	291	2%	(1)%
Product development expenses	2,461	4%	2,801	417	3%	(1)%
Sales and marketing expenses	671	1%	764	114	1%	0%
General and administrative expenses	1,443	2%	1,594	238	2%	0%
Total share-based compensation expense	6,255	10%	7,110	1,060	8%	(2)%

Costs and expenses excluding share-based compensation expense:
Cost of revenue	30,824	50%	53,659	7,995	58%	8%
Product development expenses	4,225	7%	5,858	873	7%	0%
Sales and marketing expenses	6,970	11%	8,885	1,325	9%	(2)%
General and administrative expenses	3,108	5%	6,018	896	6%	1%
Amortization of intangible assets	1,329	2%	3,203	477	3%	1%
Total costs and expenses excluding share-based compensation expense	46,456	75%	77,623	11,566	83%	8%

Cost of revenue — Cost of revenue in the quarter ended March 31, 2019 was RMB55,610 million (US$8,286 million), or 60% of revenue, compared to RMB32,504 million, or 53% of revenue, in the same quarter of 2018. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 50% in the quarter ended March 31, 2018 to 58% in the quarter ended March 31, 2019. The increase was primarily due to our consolidation of Ele.me, as well as an increase of the cost of inventory and logistics from our New Retail and direct sale businesses.

Product development expenses — Product development expenses in the quarter ended March 31, 2019 were RMB8,659 million (US$1,290 million), or 10% of revenue, compared to RMB6,686 million, or 11% of revenue, in the same quarter of 2018. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have remained stable at 7% in the quarter ended March 31, 2019 and the same quarter last year.

Sales and marketing expenses — Sales and marketing expenses in the quarter ended March 31, 2019 were RMB9,649 million (US$1,439 million), or 10% of revenue, compared to RMB7,641 million, or 12% of revenue, in the same quarter of 2018. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have decreased from 11% in the quarter ended March 31, 2018 to 9% in the quarter ended March 31, 2019.

General and administrative expenses — General and administrative expenses in the quarter ended March 31, 2019 were RMB7,612 million (US$1,134 million), or 8% of revenue, compared to RMB4,551 million, or 7% of revenue, in the same quarter of 2018. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have increased from 5% in the quarter ended March 31, 2018 to 6% in the quarter ended March 31, 2019, primarily due to our US$250 million settlement of a U.S. federal class action lawsuit.

Share-based compensation expense — Total share-based compensation expense included in the cost and expense items above in the quarter ended March 31, 2019 was RMB7,110 million (US$1,060 million), an increase of 14% compared to RMB6,255 million in the same quarter of 2018. Share-based compensation expense as a percentage of revenue decreased to 8% in the quarter ended March 31, 2019, as compared to 10% in the same quarter last year. The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Three months ended
	March 31, 2018		December 31, 2018		March 31, 2019			% Change
	RMB	% of Revenue	RMB	% of Revenue	RMB	US$	% of Revenue	YoY	QoQ
	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards granted to:
- Our employees	4,176	7%	5,853	5%	5,613	836	6%	34%	(4)%
- Ant Financial employees and other consultants(1)	389	1%	26	0%	486	73	1%	25%	1,769%
Ant Financial share-based awards granted to our employees(1)	1,483	2%	505	0%	435	65	0%	(71)%	(14)%
Others	207	0%	576	1%	576	86	1%	178%	0%
Total share-based compensation expense	6,255	10%	6,960	6%	7,110	1,060	8%	14%	2%

(1)                                 Awards subject to mark-to-market accounting treatment.

Share-based compensation expense related to Alibaba Group share-based awards granted to our employees remained stable in this quarter compared to the previous quarter. Share-based compensation expense related to Alibaba Group share-based awards granted to Ant Financial employees and other consultants increased from the previous quarter, due to the increase in the fair value of Alibaba Group share-based awards.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of our shares, our subsidiaries’ share-based awards and the quantity of awards we grant to our employees and consultants in the future. Furthermore, we expect that our share-based compensation expense will continue to be affected by future changes in the valuation of Ant Financial, although any such changes will be non-cash and will not result in any economic cost or equity dilution to our shareholders.

Amortization of intangible assets — Amortization of intangible assets in the quarter ended March 31, 2019 was RMB3,203 million (US$477 million), an increase of 141% from RMB1,329 million in the same quarter of 2018, primarily due to an increase in amortization of intangible assets acquired from business combinations of Ele.me and Koubei.

Income from operations and operating margin

Income from operations in the quarter ended March 31, 2019 was RMB8,765 million (US$1,306 million), or 9% of revenue, a decrease of 5% compared to RMB9,221 million, or 15% of revenue, in the same quarter of 2018, primarily due to our US$250 million settlement of a U.S. federal class action lawsuit.  Excluding this impact, our income from operations would have increased by 13%.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA increased 29% year-over-year to RMB25,166 million (US$3,750 million) in the quarter ended March 31, 2019, compared to RMB19,454 million in the same quarter of 2018.  Adjusted EBITA increased 24% year-over-year to RMB20,757 million (US$3,093 million) in the quarter ended March 31, 2019, compared to RMB16,805 million in the same quarter of 2018.  Reconciliations of net income to adjusted EBITDA and adjusted EBITA are included at the end of this results announcement.

Adjusted EBITA and adjusted EBITA margin by segments

Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. See the section entitled “Information about Segments” above for a reconciliation of income from operations to adjusted EBITA.

	Three months ended March 31,
	2018		2019
	RMB	% of Revenue	RMB	US$	% of Revenue
	(in millions, except percentages)

Core commerce	22,186	43%	27,484	4,095	35%
Cloud computing	(353)	(8)%	(164)	(24)	(2)%
Digital media and entertainment	(2,595)	(49)%	(2,828)	(421)	(50)%
Innovation initiatives and others	(860)	(87)%	(1,932)	(288)	(160)%

Core commerce segment — Adjusted EBITA increased by 24% to RMB27,484 million (US$4,095 million) in the quarter ended March 31, 2019, compared to RMB22,186 million in the same quarter of 2018. Marketplace-based core commerce adjusted EBITA increased 38% year-over-year to RMB34,688 million (US$5,169 million).  Adjusted EBITA margin decreased from 43% in the quarter ended March 31, 2018 to 35% in the quarter ended March 31, 2019 due to strategic investments, primarily including aggressive investment in local consumer services and gradual revenue mix shift towards self-operated New Retail and direct sale businesses where revenue is recorded on a gross basis including the cost of inventory. A reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA is included at the end of this results announcement.

We expect that our core commerce adjusted EBITA margin will continue to be affected by the pace of our investments in new businesses and revenue mix shift to self-operated New Retail and direct sale businesses.

Cloud computing segment — Adjusted EBITA in the quarter ended March 31, 2019 was a loss of RMB164 million (US$24 million), compared to a loss of RMB353 million in the same quarter of 2018. Adjusted EBITA margin improved to negative 2% in the quarter ended March 31, 2019 from negative 8% in the quarter ended March 31, 2018.

Digital media and entertainment segment — Adjusted EBITA in the quarter ended March 31, 2019 was a loss of RMB2,828 million (US$421 million), compared to a loss of RMB2,595 million in the same quarter of 2018. Adjusted EBITA margin decrease from negative 49% in the quarter ended March 31, 2018 to negative 50% in the quarter ended March 31, 2019.

Innovation initiatives and others segment — Adjusted EBITA in the quarter ended March 31, 2019 was a loss of RMB1,932 million (US$288 million), compared to a loss of RMB860 million in the same quarter of 2018. The increase in adjusted EBITA loss was primarily due to investments in new business initiatives, including Tmall Genie, as well as our investments in technological research and innovation.

Interest and investment income, net

Interest and investment income, net in the quarter ended March 31, 2019 was RMB18,665 million (US$2,781 million), which mainly included net gains arising from the change in fair value of listed equity investments and a non-cash gain of RMB5,825 million (US$868 million) arising from the revaluation of our previously held equity interest in Alibaba Pictures when we obtained control in March 2019.  The above-mentioned gains were excluded from our non-GAAP net income.

Other income, net

Other income, net in the quarter ended March 31, 2019 was RMB1,449 million (US$216 million), compared to RMB884 million in the same quarter of 2018. Royalty fees and software technology service fees under our profit sharing arrangement with Ant Financial amounted to RMB517 million (US$77 million) in the quarter ended March 31, 2019.  In the current quarter, Ant Financial continued its strategic investments to acquire new users and capture growth opportunities in the offline payment market.  Currently, Alipay and its local e-wallet partners have over 1 billion annual active users globally.

Income tax expenses

Income tax expenses in the quarter ended March 31, 2019 were RMB5,025 million (US$748 million), compared to RMB4,164 million in the same quarter of 2018.

Our effective tax rate was 18% in the quarter ended March 31, 2019, compared to 38% in the same quarter of 2018. Excluding share-based compensation expense, investment gain/loss and impairment of investments, our effective tax rate would have been 21% in the quarter ended March 31, 2019.

Share of results of equity investees

Share of results of equity investees in the quarter ended March 31, 2019 was a profit of RMB828 million (US$123 million), compared to a loss of RMB70 million in the same quarter of 2018.  We record our share of results of equity investees one quarter in arrears. Share of results of equity investees in the quarter ended March 31, 2019 and the comparative periods consisted of the following:

	Three months ended
	March 31, 2018	December 31, 2018	March 31, 2019
	RMB	RMB	RMB	US$
	(in millions)
Share of profit of equity investees	480	22	1,306	194
Impairment loss	—	(493)	—	—
Dilution (loss) gain	(75)	26	(62)	(9)
Others(1)	(475)	(416)	(416)	(62)
Total	(70)	(861)	828	123

(1)         Others mainly include amortization of intangible assets of equity investees and share-based compensation expense.

The share of profit of equity investees in the quarter ended March 31, 2019 primarily included our share of profit in Suning.

Net income and Non-GAAP net income

Our net income in the quarter ended March 31, 2019 was RMB23,379 million (US$3,484 million), an increase of 252% compared to RMB6,641 million in the same quarter of 2018.

Excluding share-based compensation expense, investment gain/loss, impairment of investments and certain other items, non-GAAP net income in the quarter ended March 31, 2019 was RMB20,056 million (US$2,988 million), an increase of 42% compared to RMB14,099 million in the same quarter of 2018. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in the quarter ended March 31, 2019 was RMB25,830 million (US$3,849 million), an increase of 242% compared to RMB7,561 million in the same quarter of 2018.

Diluted EPS and non-GAAP diluted EPS

Diluted EPS in the quarter ended March 31, 2019 was RMB9.84 (US$1.47) on a weighted average of 2,625 million diluted shares outstanding during the quarter, an increase of 242% compared to RMB2.88 on a weighted average of 2,619 million diluted shares outstanding during the same quarter of 2018. Excluding share-based compensation expense, investment gain/loss, impairment of investments and certain other items, non-GAAP diluted EPS in the quarter ended March 31, 2019 was RMB8.57 (US$1.28), an increase of 50% compared to RMB5.73 in the same quarter of 2018. A reconciliation of diluted EPS to non-GAAP diluted EPS is included at the end of this results announcement.

Cash, cash equivalents and short-term investments

As of March 31, 2019, cash, cash equivalents and short-term investments were RMB193,238 million (US$28,794 million), compared to RMB192,317 million as of December 31, 2018. The increase in cash, cash equivalents and short-term investments during the quarter ended March 31, 2019 was primarily due to free cash flow generated from operations of RMB10,714 million (US$1,596 million), partly offset by net cash used in investment and acquisition activities of RMB9,218 million (US$1,374 million).

Cash flow from operating activities and free cash flow

Net cash provided by operating activities in the quarter ended March 31, 2019 was RMB18,553 million (US$2,764 million), an increase of 29% compared to RMB14,383 million in the same quarter of 2018. Free cash flow, a non-GAAP measurement of liquidity, in the quarter ended March 31, 2019 was RMB10,714 million (US$1,596 million), compared to RMB8,767 million in the same quarter of 2018. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During the quarter ended March 31, 2019, net cash used in investing activities of RMB16,751 million (US$2,496 million) primarily reflected (i) cash outflow of RMB11,855 million (US$1,766 million) for investment and acquisition activities, including those relating to STO Express and iKang Healthcare, (ii) capital expenditures of RMB6,537 million (US$973 million), which included cash outflow for acquisition of land use rights and construction in progress relating to office campus of RMB849 million (US$126 million), as well as (iii) acquisition of licensed copyrights and other intangible assets of RMB2,151 million (US$321 million).  These cash outflows were partly offset by cash inflow of RMB2,637 million (US$392 million) from disposal of various investments.

Employees

As of March 31, 2019, we had a total of 101,958 employees, compared to 101,550 as of December 31, 2018.

FULL FISCAL YEAR 2019 SUMMARY FINANCIAL RESULTS

	Year ended March 31,
	2018	2019
	RMB	RMB	US$(1)	YoY % Change
	(in millions, except percentages and per share amounts)

Revenue	250,266	376,844	56,152	51%

Income from operations	69,314	57,084	8,506	(18	)%(3)
Operating margin	28%	15%
Adjusted EBITDA(2)	105,792	121,943	18,170	15%
Adjusted EBITDA margin(2)	42%	32%
Adjusted EBITA(2)	97,003	106,981	15,941	10%
Adjusted EBITA margin(2)	39%	28%

Net income	61,412	80,234	11,955	31%
Net income attributable to ordinary shareholders	63,985	87,600	13,053	37%
Non-GAAP net income(2)	83,214	93,407	13,918	12%

Diluted earnings per share/ADS (EPS)	24.51	33.38	4.97	36%
Non-GAAP diluted EPS(2)	32.86	38.40	5.72	17%

(1)         This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB6.7112 to US$1.00, the exchange rate on March 29, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board. The percentages stated in this announcement are calculated based on the RMB amounts.

(2)         See the sections entitled “Information about Segments,” “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(3)         The year-over-year decrease was primarily due to an increase in share-based compensation expense and our US$250 million settlement of a U.S. federal class action lawsuit.  Excluding these impacts, our income from operations would have increased by 8%.  The increase in share-based compensation expense was mainly due to the increase in share-based compensation expense related to Ant Financial share-based awards granted to our employees as a result of the increase in the fair value of such awards during the year.

FULL FISCAL YEAR 2019 INFORMATION BY SEGMENTS

The table below sets forth selected financial information of our operating segments for the fiscal year 2019:

	Year ended March 31, 2019
	Core commerce		Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB		RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	323,400		24,702	24,077	4,665	—	376,844	56,152

Income (loss) from operations	109,312		(5,508)	(20,046)	(11,795)	(14,879)	57,084	8,506
Add: Share-based compensation expense	17,694		4,332	2,988	5,774	6,703	37,491	5,586
Add: Amortization of intangible assets	9,161		18	1,262	50	236	10,727	1,599
Add: Settlement of U.S. federal class action lawsuit	—		—	—	—	1,679	1,679	250

Adjusted EBITA	136,167	(2)	(1,158)	(15,796)	(5,971)	(6,261)	106,981	15,941
Adjusted EBITA margin	42%		(5)%	(66)%	(128)%		28%

	Year ended March 31, 2018
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	214,020	13,390	19,564	3,292	—	250,266

Income (loss) from operations	102,743	(3,085)	(14,140)	(6,901)	(9,303)	69,314
Add: Share-based compensation expense	8,466	2,274	2,142	3,707	3,486	20,075
Add: Amortization of intangible assets	2,891	12	3,693	198	326	7,120
Add: Impairment of goodwill	—	—	—	—	494	494

Adjusted EBITA	114,100	(799)	(8,305)	(2,996)	(4,997)	97,003
Adjusted EBITA margin	53%	(6)%	(42)%	(91)%		39%

(1)         Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

(2)         Marketplace-based core commerce adjusted EBITA increased 31% year-over-year to RMB161,589 million (US$24,078 million).

FULL FISCAL YEAR 2019 OPERATIONAL AND FINANCIAL RESULTS

Revenue

Revenue in fiscal year 2019 was RMB376,844 million (US$56,152 million), an increase of 51% compared to RMB250,266 million in fiscal year 2018.  The increase was mainly driven by the robust revenue growth of our China commerce retail business, the consolidation of newly acquired businesses, mainly Ele.me, as well as strong revenue growth of Alibaba Cloud.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Year ended March 31,
	2018		2019
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change
	(in millions, except percentages)
Core commerce:
China commerce retail
- Customer management	114,285	46%	145,684	21,708	39%	27%
- Commission	46,525	19%	61,847	9,215	16%	33%
- Others	15,749	6%	40,084	5,973	11%	155%
	176,559	71%	247,615	36,896	66%	40%
China commerce wholesale	7,164	3%	9,988	1,488	3%	39%
International commerce retail	14,216	6%	19,558	2,914	5%	38%
International commerce wholesale	6,625	2%	8,167	1,217	2%	23%
Cainiao logistics services	6,759	3%	14,885	2,218	4%	120%
Local consumer services	—	—	18,058	2,691	5%	N/A
Others	2,697	1%	5,129	764	1%	90%
Total core commerce	214,020	86%	323,400	48,188	86%	51%

Cloud computing	13,390	5%	24,702	3,681	7%	84%
Digital media and entertainment	19,564	8%	24,077	3,588	6%	23%
Innovation initiatives and others	3,292	1%	4,665	695	1%	42%
Total	250,266	100%	376,844	56,152	100%	51%

Core commerce

•                  China commerce retail business

Revenue — Revenue from our China commerce retail business in fiscal year 2019 was RMB247,615 million (US$36,896 million), an increase of 40% compared to RMB176,559 million in fiscal year 2018. Revenue from our China retail marketplaces continued to see strong growth. Combined customer management and commission revenues grew 29% year-over-year, which represents an increase of 27% in customer management revenue and an increase of 33% in commission revenue.  The growth of customer management revenue was primarily the result of increases in the volume of paid clicks and to a lesser extent the increase in price per click.  The growth of commission revenue was primarily due to strong 31% year-over-year growth of Tmall physical goods GMV (excluding unpaid orders).  “Others” revenue was RMB40,084 million (US$5,973 million), a significant increase compared to RMB15,749 million in fiscal year 2018, primarily driven by contributions from direct sale businesses, including Tmall Direct Import and Freshippo.  We expect that the proportion of revenue of our direct sales businesses will continue to increase as we further implement our New Retail strategy.

China commerce wholesale business

Revenue from our China commerce wholesale business in fiscal year 2019 was RMB9,988 million (US$1,488 million), an increase of 39% compared to RMB7,164 million in fiscal year 2018. The increase was primarily due to an increase in the average revenue from paying members on 1688.com, our domestic wholesale marketplace.

•                  International commerce retail business

Revenue from our international commerce retail business in fiscal year 2019 was RMB19,558 million (US$2,914 million), an increase of 38% compared to RMB14,216 million in fiscal year 2018.  The increase was primarily due to an increase in revenue from Lazada, our consolidation of Trendyol, Turkey’s leading e-commerce platform, as well as an increase in revenue from AliExpress.

•                  International commerce wholesale business

Revenue from our international commerce wholesale business in fiscal year 2019 was RMB8,167 million (US$1,217 million), an increase of 23% compared to RMB6,625 million in fiscal year 2018.  The increase was primarily due to increases in the average revenue from paying members and the number of paying members on Alibaba.com, our global wholesale marketplace.

•                  Cainiao logistics services

Revenue from Cainiao logistics services, which represents revenue from the domestic and international one-stop-shop logistics services and supply chain management solutions provided by Cainiao Network, after elimination of inter-company transactions, was RMB14,885 million (US$2,218 million), an increase of 120% compared to RMB6,759 million.  The increase mainly reflected the full year effect of consolidation of Cainiao in fiscal year 2019. We started to consolidate Cainiao Network in mid-October 2017.

•                  Local consumer services

Revenue from local consumer services, which primarily represents revenues from platform commissions, provision of food delivery services and other services provided by our on-demand food delivery platform Ele.me, was RMB18,058 million (US$2,691 million).  We started to consolidate Ele.me in May 2018 and Koubei in December 2018.

Cloud computing

Revenue from our cloud computing business in fiscal year 2019 was RMB24,702 million (US$3,681 million), an increase of 84% compared to RMB13,390 million in fiscal year 2018, primarily driven by an increase in average spending per customer.

Digital media and entertainment

Revenue from our digital media and entertainment business in fiscal year 2019 was RMB24,077 million (US$3,588 million), an increase of 23% compared to RMB19,564 million in fiscal year 2018. The increase was primarily due to an increase in revenue from mobile value-added services provided by UCWeb, such as mobile search and game publishing, and an increase in subscription revenue from Youku.

Innovation initiatives and others

Revenue from innovation initiatives and others in fiscal year 2019 was RMB4,665 million (US$695 million), an increase of 42% compared to RMB3,292 million in fiscal year 2018. The increase was mainly due to an increase in revenue from Tmall Genie and Amap.

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense and costs and expenses excluding share-based compensation expense by function for the periods indicated.

	Year ended March 31,
	2018		2019			% of Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change
	(in millions, except percentages)
Costs and expenses:
Cost of revenue	107,044	43%	206,929	30,833	55%	12%
Product development expenses	22,754	9%	37,435	5,578	10%	1%
Sales and marketing expenses	27,299	11%	39,780	5,928	11%	0%
General and administrative expenses	16,241	6%	24,889	3,708	6%	0%
Amortization of intangible assets	7,120	3%	10,727	1,599	3%	0%
Impairment of goodwill	494	0%	—	—	—	0%
Total costs and expenses	180,952	72%	319,760	47,646	85%	13%

Share-based compensation expense by function:
Cost of revenue	5,505	2%	8,915	1,328	2%	0%
Product development expenses	7,374	3%	15,378	2,291	4%	1%
Sales and marketing expenses	2,037	1%	4,411	657	2%	1%
General and administrative expenses	5,159	2%	8,787	1,310	2%	0%
Total share-based compensation expense	20,075	8%	37,491	5,586	10%	2%

Costs and expenses excluding share-based compensation expense:
Cost of revenue	101,539	41%	198,014	29,505	53%	12%
Product development expenses	15,380	6%	22,057	3,287	6%	0%
Sales and marketing expenses	25,262	10%	35,369	5,271	9%	(1)%
General and administrative expenses	11,082	4%	16,102	2,398	4%	0%
Amortisation of intangible assets	7,120	3%	10,727	1,599	3%	0%
Impairment of goodwill	494	0%	—	—	—	0%
Total costs and expenses excluding share-based compensation expense	160,877	64%	282,269	42,060	75%	11%

Cost of revenue — Cost of revenue in fiscal year 2019 was RMB206,929 million (US$30,833 million), or 55% of revenue, compared to RMB107,044 million, or 43% of revenue, in fiscal year 2018. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 41% in fiscal year 2018 to 53% in fiscal year 2019. The increase was primarily due to our consolidation of newly acquired businesses, mainly Ele.me and Cainiao, as well as an increase of the cost of inventory and logistics from our New Retail and direct sale businesses.

Product development expenses — Product development expenses in fiscal year 2019 were RMB37,435 million (US$5,578 million), or 10% of revenue, compared to RMB22,754 million, or 9% of revenue, in fiscal year 2018. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have remained stable at 6% in fiscal year 2019 and 2018.

Sales and marketing expenses — Sales and marketing expenses in fiscal year 2019 were RMB39,780 million (US$5,928 million), or 11% of revenue, compared to RMB27,299 million, or 11% of revenue, in fiscal year 2018. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have decreased from 10% in fiscal year 2018 to 9% in fiscal year 2019.

General and administrative expenses — General and administrative expenses in fiscal year 2019 were RMB24,889 million (US$3,708 million), or 6% of revenue, compared to RMB16,241 million, or 6% of revenue, in fiscal year 2018. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have remained stable at 4% in fiscal year 2019 and 2018.

Share-based compensation expense — Total share-based compensation expense included in the cost and expense items above in fiscal year 2019 was RMB37,491 million (US$5,586 million), an increase of 87% compared to RMB20,075 million in fiscal year 2018. Share-based compensation expense as a percentage of revenue increased from 8% in fiscal year 2018 to 10% in fiscal year 2019. The following table sets forth our analysis of share-based compensation expense for the periods indicated by type of share-based awards:

	Year ended March 31,
	2018		2019
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change
	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards granted to:
- Our employees	15,267	6%	21,942	3,269	6%	44%
- Ant Financial employees and other consultants(1)	1,603	1%	785	117	0%	(51)%
Ant Financial share-based awards granted to our employees(1)	2,278	1%	12,855	1,915	3%	464%
Others	927	0%	1,909	285	1%	106%
Total share-based compensation expense	20,075	8%	37,491	5,586	10%	87%

(1) Awards subject to mark-to-market accounting treatment.

Share-based compensation expense related to Alibaba Group share-based awards granted to our employees increased in fiscal year 2019 as compared to fiscal year 2018. This increase is primarily due to general increase in the average fair market value of the awards granted.

Share-based compensation expense related to Ant Financial share-based awards granted to our employees increased significantly in fiscal year 2019 as compared to fiscal year 2018, mainly due to the increase in the fair value of such awards during the year.

Amortization of intangible assets — Amortization of intangible assets in fiscal year 2019 was RMB10,727 million (US$1,599 million), an increase of 51% from RMB7,120 million in fiscal year 2018, primarily due to an increase in amortization of intangible assets acquired from business combinations of Ele.me and Koubei.

Income from operations and operating margin

Income from operations in fiscal year 2019 was RMB57,084 million (US$8,506 million), or 15% of revenue, a decrease of 18% compared to RMB69,314 million, or 28% of revenue, in fiscal year 2018.  The year-over-year decrease was primarily due to an increase in share-based compensation expense (as discussed in the section titled “Share-based compensation expense” above) and our US$250 million settlement of a U.S. federal class action lawsuit.  Excluding these impacts, our income from operations would have increased by 8%.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA increased 15% year-over-year to RMB121,943 million (US$18,170 million) in fiscal year 2019, compared to RMB105,792 million in fiscal year 2018.  Adjusted EBITA increased 10% year-over-year to RMB106,981 million (US$15,941 million) in fiscal year 2019, compared to RMB97,003 million in fiscal year 2018, primarily due to the increase in marketplace-based core commerce adjusted EBITA, offset by the consolidation of Ele.me and Cainiao Network, investments in digital media and entertainment and other strategic initiatives. Reconciliations of net income to adjusted EBITDA and adjusted EBITA are included at the end of this results announcement.

Adjusted EBITA and adjusted EBITA margin by segments

Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. See the section entitled “Information about Segments” above for a reconciliation of income from operations to adjusted EBITA.

	Year ended March 31,
	2018		2019
	RMB	% of Revenue	RMB	US$	% of Revenue
	(in millions, except percentages)

Core commerce	114,100	53%	136,167	20,290	42%
Cloud computing	(799)	(6)%	(1,158)	(172)	(5)%
Digital media and entertainment	(8,305)	(42)%	(15,796)	(2,354)	(66)%
Innovation initiatives and others	(2,996)	(91)%	(5,971)	(890)	(128)%

Core commerce segment — Adjusted EBITA increased by 19% to RMB136,167 million (US$20,290 million) in fiscal year 2019, compared to RMB114,100 million in fiscal year 2018. Marketplace-based core commerce adjusted EBITA increased 31% year-over-year to RMB161,589 million (US$24,078 million). Adjusted EBITA margin decreased from 53% in fiscal year 2018 to 42% in fiscal year 2019 due to strategic investments, primarily including aggressive investment in local consumer services and gradual revenue mix shift towards self-operated New Retail and direct sale businesses where revenue is recorded on a gross basis including the cost of inventory. A reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA is included at the end of this results announcement.

We expect that our core commerce adjusted EBITA margin will continue to be affected by the pace of our investments in new businesses and revenue mix shift to self-operated New Retail and direct sale businesses.

Cloud computing segment — Adjusted EBITA in fiscal year 2019 was a loss of RMB1,158 million (US$172 million), compared to a loss of RMB799 million in fiscal year 2018. Adjusted EBITA margin improved to negative 5% in fiscal year 2019 from negative 6% in fiscal year 2018.

Digital media and entertainment segment — Adjusted EBITA in fiscal year 2019 was a loss of RMB15,796 million (US$2,354 million), compared to a loss of RMB8,305 million in fiscal year 2018. Adjusted EBITA margin decreased to negative 66% in fiscal year 2019 from negative 42% in fiscal year 2018, primarily due to our continued investments in licensing rights and the production of original content and an increase in impairment charges on licensed copyrights.

Innovation initiatives and others segment — Adjusted EBITA in fiscal year 2019 was a loss of RMB5,971 million (US$890 million), compared to a loss of RMB2,996 million in fiscal year 2018. The increase in adjusted EBITA loss was primarily due to investments in new business initiatives, including Tmall Genie and our investments in technological research and innovation.

Interest and investment income, net

Interest and investment income, net in fiscal year 2019 was RMB44,106 million (US$6,572 million), which mainly included non-cash gains of RMB21,990 million (US$3,277 million) and RMB5,825 million (US$868 million) arising from the revaluation of our previously held equity interest in Koubei and Alibaba Pictures when we obtained control in December 2018 and March 2019, respectively, as well as net gains arising from change in fair value of certain equity investments. These gains were partly offset by impairment charges of RMB10,867 million (US$1,619 million) on certain investments.  The above-mentioned gains and impairment charges were excluded from our non-GAAP net income.

Interest expense

Interest expense in fiscal year 2019 was RMB5,190 million (US$773 million), an increase of 46% compared to RMB3,566 million in fiscal year 2018. The increase was primarily due to an increase in average debt outstanding in fiscal year 2019 as compared to fiscal year 2018, reflecting primarily an additional US$7.0 billion unsecured senior notes issued in December 2017.

Other income, net

Other income, net in fiscal year 2019 was RMB221 million (US$32 million), compared to RMB4,160 million in fiscal year 2018. The decrease in other income was primarily due to a decrease in income recognized in respect of royalty fees and software technology services fees from Ant Financial, which was RMB517 million (US$77 million) in fiscal year 2019, compared to RMB3,444 million in fiscal year 2018 as Ant Financial continued its strategic investments to expand its user base significantly.

Income tax expenses

Income tax expenses in fiscal year 2019 were RMB16,553 million (US$2,466 million), compared to RMB18,199 million in fiscal year 2018. Our effective tax rate decreased to 17% in fiscal year 2019 from 18% in fiscal year 2018. Excluding share-based compensation expense, investment gain/loss and impairment of investments, our effective tax rate would have remained at 17% in fiscal year 2019.

Share of results of equity investees

Share of results of equity investees in fiscal year 2019 was a profit of RMB566 million (US$84 million), compared to a loss of RMB20,792 million in fiscal year 2018.  As previously disclosed, the loss in fiscal year 2018 was primarily due to an impairment loss of RMB18,116 million with respect to Alibaba Pictures.  The increase in share of profit of other equity investees in fiscal year 2019, compared to fiscal year 2018, was primarily due to an increase in our share of profit in Suning.  We record our share of results of equity investees one quarter in arrears. Share of results of equity investees in fiscal year 2019 and the comparative periods consisted of the following:

	Year ended March 31,
	2018	2019
	RMB	RMB	US$
	(in millions)
Share of (loss) profit of equity investees:
- Koubei(1)	(1,340)	—	—
- Cainiao Network(2)	(518)	—	—
- Others	1,040	2,997	446
Impairment loss	(18,153)	(493)	(73)
Dilution loss	(128)	(185)	(28)
Others(3)	(1,693)	(1,753)	(261)
	(20,792)	566	84

(1)         We started to consolidate Koubei in December 2018 after obtaining control over Koubei.

(2)         We started to consolidate Cainiao Network in mid-October 2017 after obtaining control over Cainiao Network.

(3)         Others mainly include amortization of intangible assets of equity investees and share-based compensation expense.

Net income and Non-GAAP net income

Our net income in fiscal year 2019 was RMB80,234 million (US$11,955 million), an increase of 31% compared to RMB61,412 million in fiscal year 2018.

Excluding share-based compensation expense, investment gain/loss, impairment of investments and certain other items, non-GAAP net income in fiscal year 2019 was RMB93,407 million (US$13,918 million), an increase of 12% compared to RMB83,214 million in fiscal year 2018. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in fiscal year 2019 was RMB87,600 million (US$13,053 million), an increase of 37% compared to RMB63,985 million in fiscal year 2018.

Diluted EPS and non-GAAP diluted EPS

Diluted EPS in fiscal year 2019 was RMB33.38 (US$4.97) on a weighted average of 2,623 million diluted shares outstanding during the year, an increase of 36% compared to RMB24.51 on a weighted average of 2,610 million diluted shares outstanding in fiscal year 2018. Excluding share-based compensation expense, investment gain/loss, impairment of investments and certain other items, non-GAAP diluted EPS in fiscal year 2019 was RMB38.40 (US$5.72), an increase of 17% compared to RMB32.86 in fiscal year 2018. A reconciliation of diluted EPS to non-GAAP diluted EPS is included at the end of this results announcement.

Cash, cash equivalents and short-term investments

As of March 31, 2019, cash, cash equivalents and short-term investments were RMB193,238 million (US$28,794 million), compared to RMB205,395 million as of March 31, 2018. The decrease in cash, cash equivalents and short-term investments in fiscal year 2019 was primarily due to cash used in investment and acquisition activities of RMB119,766 million (US$17,846 million) and share repurchase of RMB10,872 million (US$1,620 million), largely offset by free cash flow generated from operations of RMB104,478 million (US$15,568 million).

Cash flow from operating activities and free cash flow

Net cash provided by operating activities in fiscal year 2019 was RMB150,975 million (US$22,496 million), an increase of 20% compared to RMB125,805 million in fiscal year 2018. Free cash flow, a non-GAAP measurement of liquidity, in fiscal year 2019 was RMB104,478 million (US$15,568 million), compared to RMB99,996 million in fiscal year 2018. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During fiscal year 2019, net cash used in investing activities of RMB151,060 million (US$22,509 million) primarily reflected (i) cash outflow of RMB119,766 million (US$17,846 million) for investment and acquisition activities, including investments in Ele.me, Focus Media and ZTO Express, (ii) capital expenditures of RMB35,482 million (US$5,286 million), which included cash outflow for acquisition of land use rights and construction in progress relating to office campus of RMB3,146 million (US$468 million), as well as (iii) acquisition of licensed copyrights and other intangible assets of RMB14,161 million (US$2,110 million).

WEBCAST AND CONFERENCE CALL INFORMATION

Alibaba Group’s management will hold a conference call to discuss the financial result at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Hong Kong Time) on May 15, 2019.

Details of the conference call are as follows:

International: +65 6713 5090

U.S.: +1 845 675 0437

U.K.: +44 203 621 4779

Hong Kong: +852 3018 6771

Conference ID: 2579018

A live webcast of the earnings conference call can be accessed at http://www.alibabagroup.com/en/ir/earnings. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week (dial-in number: +61 2 8199 0299; conference ID: 2579018).

Our results announcement and accompanying slides are available at Alibaba Group’s Investor Relations website at http://www.alibabagroup.com/en/ir/home on May 15, 2019.

ABOUT ALIBABA GROUP

Alibaba Group’s mission is to make it easy to do business anywhere and the company aims to achieve sustainable growth for 102 years. For fiscal year ended March 2019, the company reported revenue of US$56 billion.

CONTACTS

Investor Relations Contact

Rob Lin

investor@alibabagroup.com

Media Contacts

Brion Tingler

brion.tingler@alibaba-inc.com

Adam Najberg

adam.najberg@alibaba-inc.com

SAFE HARBOR STATEMENTS

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements.  In addition, statements that are not historical facts, including statements about Alibaba’s strategies and business plans, Alibaba’s beliefs, expectations and guidance regarding the growth of its business and its revenue, the business outlook and quotations from management in this announcement, as well as Alibaba’s strategic and operational plans, are or contain forward-looking statements.  Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Alibaba’s expected revenue growth; Alibaba’s goals and strategies; Alibaba’s future business development; Alibaba’s ability to maintain the trusted status of its ecosystem, reputation and brand; risks associated with increased investments in Alibaba’s business and new business initiatives; risks associated with strategic acquisitions and investments; Alibaba’s ability to retain or increase engagement of consumers, merchants and other participants in its ecosystem and enable new offerings; Alibaba’s ability to maintain or grow its revenue or business; risks associated with limitation or restriction of services provided by Alipay; changes in laws, regulations and regulatory environment that affect Alibaba’s business operations; privacy and regulatory concerns; competition; security breaches; the continued growth of the e-commerce market in China and globally; risks associated with the performance of our business partners, including but not limited to Ant Financial; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing.  Further information regarding these and other risks is included in Alibaba’s filings with the SEC. All information provided in this results announcement is as of the date of this results announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), marketplace-based core commerce adjusted EBITA, non-GAAP net income, non-GAAP diluted EPS and free cash flow.  For more information on these non-GAAP financial measures, please refer to the section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement.

We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted EPS help investors identify and understand underlying trends in our business without the effect of certain income or expenses that are reflected in income from operations, net income and diluted EPS.  We believe that marketplace-based core commerce adjusted EBITA is a measure that can help investors better understand the performance of our marketplace commerce business, which is the contributor of the large majority of our revenue.  We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income, non-GAAP diluted EPS and marketplace-based core commerce adjusted EBITA provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making.  We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.  These non-GAAP measures should not be considered in isolation or construed as an alternative to income from operations, net income, diluted EPS, cash flows or any other measure of performance or as an indicator of our operating performance.  These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies.  Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization, depreciation and impairment of goodwill, and (iii) settlement of a U.S. federal class action lawsuit, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of goodwill, and (iii) settlement of a U.S. federal class action lawsuit, which we do not believe are reflective of our core operating performance during the periods presented.

Marketplace-based core commerce adjusted EBITA represents adjusted EBITA for core commerce excluding the effects of (i) local consumer services, (ii) Lazada, (iii) New Retail and direct import and (iv) Cainiao Network.

Non-GAAP net income represents net income before share-based compensation expense, amortization, impairment of goodwill and investments, gain on deemed disposals/disposals/revaluation of investments, settlement of a U.S. federal class action lawsuit, amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial, immediate recognition of unamortized professional fees and upfront fees upon termination of bank borrowings and others, as adjusted for the tax effects on non-GAAP adjustments.

Non-GAAP diluted EPS represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effects of the assumed conversion of convertible preference shares.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campus), licensed copyrights and other intangible assets.

The section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement have more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended March 31,			Year ended March 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
Revenue	61,932	93,498	13,932	250,266	376,844	56,152
Cost of revenue	(32,504)	(55,610)	(8,286)	(107,044)	(206,929)	(30,833)
Product development expenses	(6,686)	(8,659)	(1,290)	(22,754)	(37,435)	(5,578)
Sales and marketing expenses	(7,641)	(9,649)	(1,439)	(27,299)	(39,780)	(5,928)
General and administrative expenses	(4,551)	(7,612)	(1,134)	(16,241)	(24,889)	(3,708)
Amortization of intangible assets	(1,329)	(3,203)	(477)	(7,120)	(10,727)	(1,599)
Impairment of goodwill	—	—	—	(494)	—	—

Income from operations	9,221	8,765	1,306	69,314	57,084	8,506
Interest and investment income, net	1,945	18,665	2,781	30,495	44,106	6,572
Interest expense	(1,175)	(1,303)	(194)	(3,566)	(5,190)	(773)
Other income, net	884	1,449	216	4,160	221	32

Income before income tax and share of results of equity investees	10,875	27,576	4,109	100,403	96,221	14,337
Income tax expenses	(4,164)	(5,025)	(748)	(18,199)	(16,553)	(2,466)
Share of results of equity investees	(70)	828	123	(20,792)	566	84

Net income	6,641	23,379	3,484	61,412	80,234	11,955
Net loss attributable to noncontrolling interests	1,028	2,534	377	2,681	7,652	1,140

Net income attributable to Alibaba Group Holding Limited	7,669	25,913	3,861	64,093	87,886	13,095

Accretion of mezzanine equity	(108)	(83)	(12)	(108)	(286)	(42)
Net income attributable to ordinary shareholders	7,561	25,830	3,849	63,985	87,600	13,053

Earnings per share attributable to ordinary shareholders
Basic	2.95	10.02	1.49	25.06	33.95	5.06
Diluted	2.88	9.84	1.47	24.51	33.38	4.97

Weighted average number of share used in calculating earnings per ordinary share
Basic	2,560	2,579		2,553	2,580
Diluted	2,619	2,625		2,610	2,623

ALIBABA GROUP HOLDING LIMITED

REVENUE

The following table sets forth our revenue by segments for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Core commerce(1)	51,287	78,894	11,756	214,020	323,400	48,188
Cloud computing(2)	4,385	7,726	1,151	13,390	24,702	3,681
Digital media and entertainment(3)	5,272	5,671	845	19,564	24,077	3,588
Innovation initiatives and others(4)	988	1,207	180	3,292	4,665	695

Total	61,932	93,498	13,932	250,266	376,844	56,152

(1)                    Revenue from core commerce is primarily generated from our China retail marketplaces, Freshippo, 1688.com, AliExpress, Lazada.com, Alibaba.com, Cainiao logistics services and local consumer services.

(2)                    Revenue from cloud computing is primarily generated from the provision of services, such as elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, a machine learning platform and IoT services.

(3)                    Revenue from digital media and entertainment is primarily generated from Youku and UCWeb.

(4)                    Revenue from innovation initiatives and others is primarily generated from businesses such as Amap, Tmall Genie and other innovation initiatives.  Other revenue also includes SME annual fee received from Ant Financial and its affiliates.

ALIBABA GROUP HOLDING LIMITED

INFORMATION ABOUT SEGMENTS

The following table sets forth our income (loss) from operations by segments for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Core commerce	18,660	21,632	3,223	102,743	109,312	16,288
Cloud computing	(1,063)	(1,036)	(155)	(3,085)	(5,508)	(821)
Digital media and entertainment	(3,541)	(3,854)	(574)	(14,140)	(20,046)	(2,987)
Innovation initiatives and others	(2,019)	(3,270)	(487)	(6,901)	(11,795)	(1,757)
Unallocated	(2,816)	(4,707)	(701)	(9,303)	(14,879)	(2,217)

Total	9,221	8,765	1,306	69,314	57,084	8,506

The following table sets forth our adjusted EBITA by segments for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Core commerce	22,186	27,484	4,095	114,100	136,167	20,290
Cloud computing	(353)	(164)	(24)	(799)	(1,158)	(172)
Digital media and entertainment	(2,595)	(2,828)	(421)	(8,305)	(15,796)	(2,354)
Innovation initiatives and others	(860)	(1,932)	(288)	(2,996)	(5,971)	(890)
Unallocated	(1,573)	(1,803)	(269)	(4,997)	(6,261)	(933)

Total	16,805	20,757	3,093	97,003	106,981	15,941

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of March 31,
	2018	2019
	RMB	RMB	US$
	(in millions)
Assets
Current assets:
Cash and cash equivalents	199,309	189,976	28,308
Short-term investments	6,086	3,262	486
Restricted cash and escrow receivables	3,417	8,518	1,269
Investment securities	4,815	9,927	1,479
Prepayments, receivables and other assets	43,228	58,590	8,730
Total current assets	256,855	270,273	40,272

Investment securities(1)	38,192	157,090	23,407
Prepayments, receivables and other assets	26,274	28,018	4,175
Investment in equity investees (1)	139,700	84,454	12,584
Property and equipment, net	66,489	92,030	13,713
Intangible assets, net	27,465	68,276	10,173
Goodwill	162,149	264,935	39,477
Total assets	717,124	965,076	143,801

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	6,028	7,356	1,096
Current unsecured senior notes	—	15,110	2,251
Income tax payable	13,689	17,685	2,635
Escrow money payable	3,053	8,250	1,229
Accrued expenses, accounts payable and other liabilities	81,165	117,711	17,540
Merchant deposits	9,578	10,762	1,604
Deferred revenue and customer advances	22,297	30,795	4,589
Total current liabilities	135,810	207,669	30,944

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of March 31,
	2018	2019
	RMB	RMB	US$
	(in millions)

Deferred revenue	993	1,467	219
Deferred tax liabilities	19,312	22,517	3,355
Non-current bank borrowings	34,153	35,427	5,279
Non-current unsecured senior notes	85,372	76,407	11,385
Other liabilities	2,045	6,187	922
Total liabilities	277,685	349,674	52,104

Commitments and contingencies	—	—	—

Mezzanine equity	3,001	6,819	1,016

Shareholders’ equity:
Ordinary shares	1	1	—
Additional paid-in capital	186,764	231,783	34,537
Treasury shares at cost	(2,233)	—	—
Restructuring reserve	(361)	(97)	(15)
Subscription receivables	(163)	(49)	(7)
Statutory reserves	4,378	5,068	755
Accumulated other comprehensive income (loss) (1)	5,083	(2,335)	(348)
Retained earnings (1)	172,353	257,886	38,426

Total shareholders’ equity	365,822	492,257	73,348
Noncontrolling interests	70,616	116,326	17,333

Total equity	436,438	608,583	90,681

Total liabilities, mezzanine equity and equity	717,124	965,076	143,801

(1)         We adopted ASU 2016-01, “Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” beginning in the first quarter of fiscal year 2019. After our adoption of this new accounting update, equity investments other than those accounted for under the equity method or those that result in the consolidation of the investee are required to be measured at fair value, with subsequent changes in fair value recognized in the income statement. We have adopted this new accounting update using the modified retrospective method. For available-for-sale securities, RMB8,196 million in unrealized gains, net of tax recorded in accumulated other comprehensive income as of March 31, 2018 was reclassified into retained earnings upon the initial adoption as of April 1, 2018.  Investments measured under the cost method of RMB59,942 million as of March 31, 2018 was reclassified into investment securities as of April 1, 2018.  The consolidated balance sheets as of March 31, 2018 was not retrospectively adjusted.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,			Year ended March 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)

Net cash provided by operating activities(1)	14,383	18,553	2,764	125,805	150,975	22,496
Net cash used in investing activities(1)	(19,976)	(16,751)	(2,496)	(83,764)	(151,060)	(22,509)
Net cash (used in) provided by financing activities	(4,605)	719	108	20,359	(7,392)	(1,101)
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables (1)	(2,653)	(1,142)	(170)	(6,065)	3,245	484

(Decrease) increase in cash and cash equivalents, restricted cash and escrow receivables	(12,851)	1,379	206	56,335	(4,232)	(630)
Cash and cash equivalents, restricted cash and escrow receivables at beginning of period	215,577	197,115	29,371	146,391	202,726	30,207

Cash and cash equivalents, restricted cash and escrow receivables at end of period	202,726	198,494	29,577	202,726	198,494	29,577

(1)               We adopted ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash,” beginning in the first quarter of fiscal year 2019. As a result of adopting this new accounting update, we retrospectively adjusted the consolidated statements of cash flows to include restricted cash and escrow receivables in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows. The impact of the retrospective reclassification on cash flows from operating activities, investing activities and effect of exchange rate changes for the year ended March 31, 2018 was an increase of RMB634 million, an increase of RMB126 million and an increase of RMB2 million, respectively.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Net income	6,641	23,379	3,484	61,412	80,234	11,955
Less: Interest and investment income, net	(1,945)	(18,665)	(2,781)	(30,495)	(44,106)	(6,572)
Add: Interest expense	1,175	1,303	194	3,566	5,190	773
Less: Other income, net	(884)	(1,449)	(216)	(4,160)	(221)	(32)
Add: Income tax expenses	4,164	5,025	748	18,199	16,553	2,466
Add: Share of results of equity investees	70	(828)	(123)	20,792	(566)	(84)
Income from operations	9,221	8,765	1,306	69,314	57,084	8,506
Add: Share-based compensation expense	6,255	7,110	1,060	20,075	37,491	5,586
Add: Amortization of intangible assets	1,329	3,203	477	7,120	10,727	1,599
Add: Impairment of goodwill	—	—	—	494	—	—
Add: Settlement of U.S. federal class action lawsuit	—	1,679	250	—	1,679	250
Adjusted EBITA	16,805	20,757	3,093	97,003	106,981	15,941
Add: Depreciation and amortization of property and equipment and land use rights	2,649	4,409	657	8,789	14,962	2,229
Adjusted EBITDA	19,454	25,166	3,750	105,792	121,943	18,170

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Adjusted EBITA for core commerce	22,186	27,484	4,095	114,100	136,167	20,290
Less: Effects of local consumer services, Lazada, New Retail and direct import and Cainiao Network	2,914	7,204	1,074	8,783	25,422	3,788
Marketplace-based core commerce adjusted EBITA	25,100	34,688	5,169	122,883	161,589	24,078

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)

Net income	6,641	23,379	3,484	61,412	80,234	11,955
Add: Share-based compensation expense	6,255	7,110	1,060	20,075	37,491	5,586
Add: Amortization of intangible assets	1,329	3,203	477	7,120	10,727	1,599
Add: Impairment of goodwill and investments	89	3,450	514	20,463	11,360	1,693
Less: Gain on deemed disposals/disposals/revaluation of investments and others	(153)	(19,961)	(2,974)	(25,945)	(47,525)	(7,081)
Add: Settlement of U.S. federal class action lawsuit	—	1,679	250	—	1,679	250
Add: Amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial	65	66	10	264	264	39
Add: Immediate recognition of unamortized professional fees and upfront fees upon termination of bank borrowings	—	—	—	92	—	—
Adjusted for tax effects on non-GAAP adjustments(1)	(127)	1,130	167	(267)	(823)	(123)

Non-GAAP net income	14,099	20,056	2,988	83,214	93,407	13,918

(1)         Tax effects on non-GAAP adjustments are comprised of tax provisions on the amortization of intangible assets and certain investment gains.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted EPS to non-GAAP diluted EPS for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)

Net income attributable to ordinary shareholders — basic	7,561	25,830	3,849	63,985	87,600	13,053
Dilution effect on earnings arising from option plans operated by equity investees	(11)	(11)	(1)	(21)	(42)	(6)
Net income attributable to ordinary shareholders — diluted	7,550	25,819	3,848	63,964	87,558	13,047
Add: Non-GAAP adjustments to net income(1)	7,458	(3,323)	(496)	21,802	13,173	1,963

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS	15,008	22,496	3,352	85,766	100,731	15,010

Weighted average number of shares on a diluted basis	2,619	2,625		2,610	2,623
Diluted EPS(2)	2.88	9.84	1.47	24.51	33.38	4.97
Add: Non-GAAP adjustments to net income per share(3)	2.85	(1.27)	(0.19)	8.35	5.02	0.75

Non-GAAP diluted EPS(4)	5.73	8.57	1.28	32.86	38.40	5.72

(1)                 See the table above for the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.

(2)                 Diluted EPS is derived from net income attributable to ordinary shareholders for computing diluted EPS divided by weighted average number of shares on a diluted basis.

(3)                 Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares on a diluted basis.

(4)                 Non-GAAP diluted EPS is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS divided by weighted average number of shares on a diluted basis.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Net cash provided by operating activities(1)	14,383	18,553	2,764	125,805	150,975	22,496
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campus)	(2,603)	(5,688)	(847)	(15,601)	(32,336)	(4,818)
Less: Acquisition of licensed copyrights and other intangible assets	(3,013)	(2,151)	(321)	(10,208)	(14,161)	(2,110)

Free cash flow	8,767	10,714	1,596	99,996	104,478	15,568

(1)                  We adopted ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash,” beginning in the first quarter of fiscal year 2019.  As a result of adopting this new accounting update, we retrospectively adjusted the consolidated statements of cash flows to include restricted cash and escrow receivables in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows.  The impact of our retrospective reclassification on cash flows from operating activities for the year ended March 31, 2018 was an increase of RMB634 million.

ALIBABA GROUP HOLDING LIMITED

SELECTED OPERATING DATA

Annual active consumers

The table below sets forth the number of active consumers on our China retail marketplaces for the periods indicated:

	Twelve months ended
	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017	Mar 31, 2018	Jun 30, 2018	Sep 30, 2018	Dec 31, 2018	Mar 31, 2019
	(in millions)
Annual active consumers	466	488	515	552	576	601	636	654

Mobile

The table below sets forth the mobile MAUs on our China retail marketplaces for the periods indicated:

	The month ended
	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017	Mar 31, 2018	Jun 30, 2018	Sep 30, 2018	Dec 31, 2018	Mar 31, 2019
	(in millions)
Mobile MAUs	529	549	580	617	634	666	699	721

GMV

The table below sets forth the GMV, in respect of our China retail marketplaces for the periods indicated:

	Year ended
	Mar 31, 2017	Mar 31, 2018	Mar 31, 2019
	(in billions of RMB)
GMV
Taobao Marketplace GMV	2,202	2,689	3,115
Tmall GMV	1,565	2,131	2,612
Total GMV	3,767	4,820	5,727